Exhibit 3.1

FIRST AMENDMENT

TO THE AMENDED AND RESTATED BYLAWS

OF AMGEN INC.

Article III, Section 13 of the Bylaws is deleted in its entirety and shall be replaced in its entirety with the following:

Article III Stockholders’ Meetings

Section 13.    Action Without Meeting. Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders or may be effected by a consent in writing by stockholders as provided by, and subject to the limitations in, the Certificate of Incorporation.